811 Barton Springs Road Suite 811 Austin, Texas 78704 (512) 236-9908 (512) 236-9904 (fax) ozburn@slollp.com

July 20, 2017
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4546
100 F Street, N.E.
Washington, D.C. 20549
Attn: Suzanne Hayes

Re:	Genprex, Inc. Draft Registration Statement on Form S-1 Submitted June 5, 2017 2017 CIK No. 0001595248

Dear Ms. Hayes:
Enclosed on behalf of our client, Genprex, Inc. (the “Company”), is a registration statement on Form S-1 (the “Registration Statement”).  The Registration Statement updates the Company’s confidential draft registration statement on Form S-1 originally submitted to the Securities and Exchange Commission (the “Commission”) on June 5, 2017 (the “Confidential Draft Registration Statement”).  The copy of the Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Confidential Draft Registration Statement.
The Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated June 30, 2017 with respect to the Confidential Draft Registration Statement (the “Comment Letter”) as well as to update the disclosure generally. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.
Staff Comments and Company Responses
Prospectus Summary
Overview, page 1

1.
Please clarify the meaning of any significant scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure.   For example, please briefly explain what you mean by “pan-kinase inhibitor,” “tyrosine kinase inhibitor,” “checkpoint inhibitor,” “angiogenesis,” “PI3K/AKT pathway,” and “Ras/MAPK pathway.”

United States Securities and Exchange Commission
July 20, 2017

Response:
The Company has expanded the disclosure on pages 1-4 of the Registration Statement, and on other pages, to include definitions of scientific and technical terms, including but not limited to those specifically identified by the Staff.

2.
We refer to your statement in the first paragraph of this section and elsewhere in your prospectus that preclinical and clinical data indicate that your “product candidates are synergistic with other cancer drugs” including drugs marketed by large pharmaceutical companies such as Merck & Co., Inc. and Bristol-Myers Squibb Company.  However your preclinical and clinical trial disclosure does not appear to discuss a synergistic effect with the specific drugs listed (e.g., nivolumab, pembrolizumab, atezolizumab, ipilimumab, or MK2206).  Please revise your disclosure to clearly state whether the trials used the specific drugs listed or drugs that you perceive as equivalent, and if the latter, please explain how the drugs are equivalent.  Please also clarify whether any of the companies listed were involved in the trials, and discuss the details of relevant trials, including the number of patients in such trials and the results that demonstrated a synergistic effect.  In addition, if true, please disclose that the clinical data is only based on results from nine patients in your ongoing Phase I/II trial evaluating Oncoprex with erlotinib in NSCLC, and the rest are based on preclinical trials.

Response:
The Company has revised the Registration Statement to use the term “synergistic” only when describing the action of Oncoprex in combination with other lung cancer drugs where the Company has preclinical data for such action.  In addition, the Company has revised and expanded the disclosure on pages 2, 56 and 57 of the Registration Statement to explain which of the drugs used in the clinical and preclinical studies were the drugs identified by the Staff and which were equivalent to those drugs, to explain how the equivalents are equivalent to the drugs identified by the Staff and to clarify that none of the companies listed by the Staff were involved in the trials.  The Company has also revised the disclosure on pages 66, 72, 73 and 77 of the Registration Statement to discuss the details of the relevant studies, including the number of patients and the results of the studies.  The Company has also expanded the disclosure on pages 3, 15, 57 and 78 of the Registration Statement to disclose that the clinical data are based on results from nine patients in the Phase I/II combination trial and that the rest are based on preclinical studies.

3.	Please disclose the primary and secondary endpoints of each portion of your combined Phase I/II trial, and whether such endpoints for the Phase I portion were met.
Response:
The Company has revised and expanded the disclosure on pages 3, 4, 57 and 77 of the Registration Statement to disclose the primary and secondary endpoints of the combined Phase I/II trial and to disclose that such endpoints for the Phase I portion were met.

United States Securities and Exchange Commission
July 20, 2017

4.
We refer to your discussion of your Phase I/II trial and the comparison in the first paragraph on page 3 to a trial conducted by Boehringer Ingelheim.  Please explain the term “median response duration.”  Please also balance your discussion of the other trial here, and elsewhere as appropriate, by disclosing the number of patients who participated in that trial as compared to your ongoing trial and, if true, that the other trial’s endpoint was different.

Response:
The Company has revised and expanded the disclosure on page 3 of the Registration Statement to explain the term “median response duration” and to provide information about the Boehringer Ingelheim trial, including the number of patients who participated in that trial and its endpoints.

5.
We note your statement in the fourth paragraph on page 3 that the Phase I trials demonstrated a “favorable” safety profile of Oncoprex.  While we will not object to a statement that your drug candidate was well tolerated, a safety determination is solely within the FDA’s authority.  Please remove the statement that the trial results demonstrated a favorable safety profile.  Please make similar revisions to the statement on page 62 that your trials indicate that Oncoprex can be administered safely and your statement on page 69 that Oncoprex is safe.

Response:	The Company has revised the disclosure about the safety profile of Oncoprex on pages 4, 66 and 77 of the Registration Statement as requested by the Staff.

Our Pipeline, page 3

6.
Please reduce the length of the arrow shown in the first row since we note your statement on page 5 that the Phase II portion of your Phase I/II trial is at an early stage with a limited number of patients enrolled. Please also include a Phase III column in your pipeline table.

Response:	The Company has revised and expanded the “Our Pipeline” table on pages 5 and 59 to shorten the arrow shown in the first row and to add a Phase III column.
7.
Please revise your product pipeline table here and in the Business section to remove programs that are currently listed in the preclinical phase (i.e., Oncoprex to treat various solid tumors, Oncoprex + Immunotherapies and additional 3p21.3 candidates), as it is premature to include them since it does not appear that you have started such programs and they are only contemplated at this time.  We further note your disclosure on page 13 that you are actively pursuing development of only one product candidate for non-small cell lung cancer.

Response:	The Company has revised the “Our Pipeline” table on pages 5 and 59 to delete those programs that are contemplated but not yet in preclinical studies.

United States Securities and Exchange Commission
July 20, 2017

Risks Relating to Our Business, page 5

8.
Please expand your discussion in the fourth bullet to explain that prior to the combined trial, Oncoprex has previously been tested in only one prior Phase I trial involving 31 patients and which tested Oncoprex as a monotherapy.

Response:	The Company has expanded the disclosure on page 6 of the Registration Statement in accordance with the comment made by the Staff.
9.	Please add a bullet to discuss the continued concentration of ownership by management after the offering.
Response:	The Company has expanded the disclosure on page 7 of the Registration Statement in accordance with the comment made by the Staff.

Implications of Being an Emerging Growth Company, page 6

10.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:
The Company acknowledges the Staff’s request and advises the Staff that, to date, no written communications, as defined in Rule 405 under the Securities Act, have been presented by the Company, or by anyone authorized to act on the Company’s behalf, to potential investors. The Company intends to provide the Staff supplementally with copies of all such written communications presented to potential investors in reliance on Section 5(d) of the Securities Act as promptly as practicable following such presentation, if any.

Risk Factors

The intellectual property rights we have licensed . . . , page 29

11.
We note that there is a risk that the intellectual property rights you licensed from MD Anderson may be non-exclusive or void if a funding agreement related to the licensed technology between MD Anderson and the US government exists.  Please tell us whether you are aware of such a funding agreement or whether you have spoken to MD Anderson about the existence of an agreement.  To the extent you are aware of such an agreement, please revise your risk factor accordingly.

Response:
MD Anderson has informed us that certain of the technologies covered by the MD Anderson License Agreement were developed pursuant to one or more funding agreements with a U.S. government entity.  The Company has therefore revised and expanded the referenced risk factor on page 30 of the Registration Statement to better explain the legal basis for the potential governmental rights to the licensed intellectual property rights.

United States Securities and Exchange Commission
July 20, 2017

Certain provisions in our organizational documents. . ., page 41

12.
We refer to your last bullet of this risk factor.  Please expand your discussion of the risks of your exclusive forum provision to include a discussion that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims.

Response:          The Company has expanded the risk factor on page 43 of the Registration Statement in accordance with the comment made by the Staff.

Use of Proceeds, page 44

13.
Please clarify what is included by the line item “research and development costs” and whether it relates to either of the trials currently listed in the Use of Proceeds section. Please also consider adding disclosure that assumes you raise an amount in between the minimum and maximum offering amounts.

Response:          The Company has expanded the disclosure on page 45 of the Registration Statement to clarify what is included in the line item “research and development costs” and the trials to which such costs relate.  In addition, the Company has added disclosure that assumes it raises an amount in between the minimum and maximum offering amounts.
14.
Regarding your statement in the third paragraph of this section that you estimate you will require at least the specified amount of additional financing to “complete the trials,” please clarify the amount needed to complete the trial for Oncoprex combined with immunotherapy if you only receive the minimum and if you receive the maximum amount in the offering.  Please also tell us whether you will be able to complete the Phase II trial for the Oncoprex and erlotinib trial if you only receive the minimum amount of the offering.

Response:
The Company has expanded the disclosure on page 43 of the Registration Statement to clarify the amount needed to complete the referenced trials if it receives the minimum and the maximum amounts in the offering, and to explain that it will be able to complete the Phase II trial of Oncoprex and erlotinib if it receives only the minimum amount of the offering.

United States Securities and Exchange Commission
July 20, 2017

Business
Overview, page 54

15.	Please revise the illustration on page 55 so that it more clearly demonstrates the multimodal mechanism of action of Oncoprex.
Response:	The Company has deleted this illustration, as the mechanisms of action of Oncoprex are better illustrated by the illustrations on pages 62, 63 and 65 of the Registration Statement.

Preclinical and Clinical Development, Rationale and Strategy

Phase I Monotherapy Clinical Trial, page 64

16.	Please disclose how “disease control” was defined in the Phase 1 Monotherapy trial.
Response:	The Company has expanded the disclosure on pages 3 and 57 of the Registration Statement to include an explanation of “disease control.”
17.	Please disclose whether there were any serious adverse effects of the trial.
Response:	The Company has expanded the disclosure on page 69 of the Registration Statement to include disclosure of the reported serious adverse events observed in the trial.
18.
In your discussion of the results of the Phase I monotherapy trial, please disclose whether the results were statistically significant, provide an explanation of the term and discuss how statistical significance relates to the FDA’s evidentiary standards of efficacy.

Response:
The Company has revised the disclosure on page 72 of the Registration Statement to explain the term “statistically significant” and to explain its relationship to FDA standards of efficacy, and to avoid the use of the terms “significant” and “statistically significant” in connection with the Phase I monotherapy trial, since those concepts were not directly applicable to that trial.

19.	Please enlarge the graphs on pages 66 and 75 and figures D, F, G, and H on page 76 to be legible.
Response:          The Company has enlarged and revised the graphs on pages 71, 82 and 83 of the Registration Statement to make them legible.

United States Securities and Exchange Commission
July 20, 2017

Phase I/II Combination Clinical Trial. . ., page 70

20.
We note your statement in the second paragraph on page 72 that you are seeking FDA guidance regarding expanded enrollment in the trial with a view toward seeking accelerated approval.  Please disclose here the number of patients contemplated by the current trial protocol, the number of patients currently participating in the Phase II trial, and how long you expect the trial to take under the current protocol.

Response:
The Company has expanded the disclosure on pages 77, 78 and 80 of the Registration Statement to disclose the number of patients contemplated by the protocol, the number of patients currently participating in the Phase II trial and to discuss the expected duration of the trial, based on certain assumptions.

Preclinical Studies of TUSC2 in the Immune Response to Cancer, page 72

21.	Please describe what the numbers on the vertical axis in Figure 7 on page 73 represent.
Response:	The Company has deleted Figure 7 because its information is better shown by the graph on page 81.
22.	Please expand your narrative disclosure to discuss what graphs A, B, and H on page 76 represent.
Response:	The Company has expanded the disclosure on page 83 of the Registration Statement to describe each of graphs A-G on that page.

Intellectual Property, page 77

23.
Please expand your disclosure regarding the patents licensed from MD Anderson and UTSWMC.  For all material patents, including patents covering use of the TUSC2 gene for treatment of cancer, please disclose the type of patent protection, the jurisdiction, and the patent expiration dates.

Response:	The Company has expanded the disclosure on page 84 to provide the information requested by the Staff.
24.
We note your disclosure that you hold a non-exclusive license from NIH to 15 patents that will expire in August 2017.  Please disclose the types of patents these represent, how they relate to your platform, and whether you expect the expiration of these patents to have a material effect on your business.

United States Securities and Exchange Commission
July 20, 2017

Response:          The Company has expanded the disclosure on page 85 of the Registration Statement to add the information requested by the Staff and to state that the Company does not expect the expiration of these patents to have a material effect on its business.

Licenses and Research Collaborations, page 77

25.
Please disclose the term and termination provisions of the amended MD Anderson license agreement, Clinical Study Agreement and the collaboration agreements with IRI.  Please also disclose all upfront fees paid by you under these agreements.

Response:	The Company has expanded the disclosure on pages 85 and 86 of the Registration Statement to add the information requested by the Staff.
26.	Please disclose the term, termination provisions and any material payment provisions of the P53 license agreement.
Response:          The Company has expanded the disclosure on page 87 of the Registration Statement to add the information requested by the Staff.
27.	Please explain the significance of the Sponsored Research Agreement with MD Anderson dated September 14, 2010.
Response:
The Company has revised the disclosure on page 87 of the Registration Statement to delete the reference to this agreement because the work contemplated by the agreement has been performed fully and the Company has no further obligations under the agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates, page 49

28.
Once you have an estimated offering price range, please explain to us the reasons for any differences between recent valuations of your common stock leading up to the IPO and the midpoint of the estimated offering price range.

Response:	The Company acknowledges the Staff’s comment and will provide the Staff with that analysis once the estimated offering price has been determined.

Management
Executive Officers, page 92

29.
Please clarify the biographical information of your executive officers so that it is clear whether they are currently working full time for you.  If your executive officers are working for you only on a part-time basis, please add a risk factor disclosing it.

United States Securities and Exchange Commission
July 20, 2017

Response:
The Company has expanded the disclosure on page 101 of the Registration Statement to clarify that each of the executive officers is a full-time employee of the Company and to disclose their other commitments.

Security Ownership of Certain Beneficial Owners and Management, page 112

30.
Please add a footnote to explain that Domecq Sebastian, LLC is affiliated with your former director.  Please also identify the natural person(s) who currently have voting and investment control of the shares held by Domecq Sebastian, LLC and Texas Treasury Safekeeping Trust Company.

Response:          The Company has expanded the disclosure on pages 121 and 122 of the Registration Statement to include the information requested by the Staff.

Statements of Operations, page F-4

31.
Please explain to us why your presentation of net loss per share does not conform to the requirements of ASC 260. Explain why you include preferred shares in the computation and why you don’t provide basic net loss per share.  Revise your presentation accordingly.

Response:
The Company has revised its presentation of net loss per share on page F-4 and elsewhere in the Registration Statement to provide both basic and diluted net loss per share, to conform to the requirements of ASC 260.

Notes to Financial Statements
Note 2-Summary of Significant Accounting Policies
Intellectual Property, page F-9

32.
Please explain the nature of costs capitalized as intellectual property and those business activities reflected in “costs incurred for patent prosecution,” as well as your basis for capitalizing these costs. Refer us to the technical guidance upon which you relied. Revise your disclosure accordingly.

Response:
The Company has incurred certain external legal and related costs in connection with filing and maintaining a number of patent applications through the U.S. Patent and Trademark Office and foreign jurisdictions.  In general, the Company capitalizes its patent application costs, since there are probable future economic benefits associated with the patents and these activities.

The technical guidance supporting capitalization of patent application and maintenance costs as assets is found in Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, paragraph 25, which states that “Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.”  These costs are a direct and incremental part of obtaining and retaining the future economic benefit of the patent.

United States Securities and Exchange Commission
July 20, 2017

The Company has revised its accounting policy disclosure on page F-9 of the Registration Statement to clarify its accounting policies relating to capitalized intellectual property costs.

Accounting for Stock-Based Compensation, page F-9

33.
You state that stock-based compensation is recognized over the periods in which the related services are rendered. Please explain your consideration of related vesting periods in determining your accounting treatment. Refer us to the technical guidance upon which you relied. Revise your disclosure accordingly.

Response:
We recognize compensation cost over the period that the recipient is required to provide service, based on an analysis of the terms and conditions of the award. We follow the vesting provisions of ASC 718 (specifically ASC 718-10-25-21) as a basis to match the rendering of service over a specified period of time during which the award vests and can be exercised.  Generally, where the award only has a service condition, the requisite service period is the same as the vesting period.

Note-4 Investment Unit, page F-10

34.
Please explain to us your basis for determining the value of the $4.5 million promissory note to be zero at December 31, 2015 and 2016 and March 31, 2017, particularly your evaluation of the terms governing the contingent repayment obligation. Also, refer us to the legal documents supporting TETF’s suspension of its default provision enforcement and its statement that your failure to meet the Texas residency requirement would not result in an event of default. Also, provide your analysis of the likelihood that its enforcement of these provisions will not be reinstated. Refer us to the technical guidance upon which you have relied.  Revise the disclosure as necessary.  Clarify in the disclosure if the warrant was exercised for 80% of the per share transaction value in the qualifying financing transaction or if the warrant was exercised for $0.001 per share.

Response:
The Company determined the value of the $4.5 million promissory note to be zero, as the attributes that give rise to the contingent repayment obligation are solely within control of Company management.

On September 29, 2015, the TETF advised the Company of the suspension of the Texas residency requirement, which was an attribute which triggered a repayment obligation.  A copy of this notification is enclosed with this response.
The Company has clarified its disclosure on page F-11 to specifically state that the warrant was exercised for $0.001 per share.

United States Securities and Exchange Commission
July 20, 2017

Note 5-Equity, page F-11
35.
You appear to have issued common stock that is voting and common stock that is non- voting, while on page 114 you state that “our common stock is entitled to one vote for each share held.” Please explain this apparent inconsistency and provide a description of all rights held by each class of common stock and the amounts that were outstanding for each period presented. Revise your disclosure accordingly.

Response:	The Company has revised the disclosure on pages 123 and F-12 of the Registration Statement to clarify that only the voting common stock is entitled to vote.

Note 7-Commitment and Contingencies, page F-15

36.	Please expand your disclosure of the IRI commitment to include relevant information, such as the terms governing your royalty obligation as described on page 28.
Response:
The Company has expanded its disclosure on page F-15 of the Registration Statement to include the following: “In 2009, we agreed to assume certain contractual and other obligations of IRI in consideration for the sublicense rights, expertise, and assistance associated with the assignment of certain technologies and intellectual property. We also agreed to pay to IRI royalties of one percent (1%) on sales of resulting Licensed Products for a period of 21 years following the termination of the last of the MD Anderson License Agreement and Sublicense Agreement, and we assumed patent prosecution costs and an annual minimum royalty of $20,000 payable to the National Institutes of Health (“NIH”).”

37.
Please tell us the terms governing your payment obligation to the National Institutes of Health of $191,393 and where this obligation was classified on your balance sheets at December 31, 2016 and March 31, 2017. Revise your disclosure accordingly.

Response:
The Company has revised its disclosures on page F-15 of the Registration Statement governing its payment obligation to the National Institutes of Health as follows: “Our $191,393 payment obligation to the National Institutes of Health (“NIH”) represented a current obligation, of which $15,393 of 2016 patent prosecution costs were paid in the fourth quarter of 2016 and $176,000 was included in Accounts Payable at December 31, 2016 (consisting of accrued annual royalties of $140,000 and patent costs of $36,000). During the first quarter of 2017, we modified the terms of our accrued royalty obligation to NIH. Under the modified agreement, NIH agreed to extinguish $120,000 of the accrued royalties payable to them in consideration for payment by us of (i) accrued patent costs of $36,000, (ii) a royalty payment of $20,000, and (iii) a contingent payment of $240,000, increasing at $20,000 per year starting in 2018, to be paid upon our receipt of regulatory approval.  As a result, our payment obligation to NIH was $56,000 at March 31, 2017.”

United States Securities and Exchange Commission
July 20, 2017

Part II
Item 17. Undertakings

38.	Please also include the undertakings set forth in Item 512(a)(2) and (3) of Regulation S-K.
Response:	The Company has revised page II-4 of the Registration Statement to include the requested undertaking.
The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible.  Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (512) 236-9908.
Sincerely,
STREUSAND, LANDON & OZBURN, LLP
/s/ Christopher J. Ozburn
Christopher J. Ozburn
Enclosure:	Email message of September 29, 2015, relating to the subject matter of Staff Comment No. 34

cc:	J. Rodney Varner, Genprex, Inc.
Philip Magri, Magri Law LLC

TTSTC ETF Compliance Reporting, Financial Reporting and CAP T... - Ryan Confer
1/16/17, 3:09 PM

TTSTC ETF Compliance Reporting, Financial Reporting and CAP Table
- PLEASE READ

Emerging Technology Fund <emergingtechnologyfund@ttstc.texas.gov>

Tue 9/29/2015 4:21 PM

Emerging Technology Companies:
We are writing to inform you of our efforts to begin streamlining some of the reporting and compliance requirements set forth in the Texas Emerging Technology Fund Award and Grant Agreements (“Agreement”).
In line with the spirt of supporting Texas companies, the Trust Company prefers that each of the awarding companies use good faith efforts to employ and do business with Texans; however we understand circumstances may require you to conduct commercialization efforts or obtain suppliers outside of this state.
Until we have had an opportunity to formally amend each Agreement, the Trust Company is suspending the enforcement of some of the compliance and reporting requirements as set forth in more detail below:
A. You are no longer required to report the following in your Annual Compliance Verification Report (Exhibit E) and failure to do so will NOT result in an Event of Default:
1. Section 6 – List of Texas Suppliers and Contractors;
2. Section 6 – Job Creation; and
3. Section 9 – TETF Funding Impact and Enablement
B. You are no longer required to adhere to the following requirements of the Agreement and failure to do so will NOT result in an Event of Default:
1.	Guarantee of Commercialization or Manufacturing in Texas;
2.	Texas Residency Requirement (please report residency for informational purposes); and
3.	Use and Retention of Texas Suppliers.
Please continue to submit your financial statements and other information as applicable. In addition, we request that you provide as soon as possible an Excel file of your most recent CAP table if one has not already been provided. Please let me know if you have any questions or comments about the foregoing.
Thank you,
Jyoti Gupta
512-475-5325
Portfolio Manager
Emerging Technology Fund
Texas Treasury Safekeeping Trust Company (TTSTC)
Jyoti Gupta
Emerging Technology Fund
Texas Treasury Safekeeping Trust Company (TTSTC)
208 E. 10th Street, 4th Floor
Austin, Texas 78701
512.475.5325
Jyoti.Gupta@ttstc.texas.gov

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